Exhibit 21.1

Subsidiaries (Active)

Name	Jurisdiction of Organization

Climb Channel Solutions, Inc.	Delaware

TechXtend, Inc.	Delaware

ISP International Software Partners, Inc.	Delaware

Climb Global Solutions DSS LLC	Delaware

Douglas Stewart Software & Services, LLC	Florida

Interwork Technologies Inc.	Delaware

Climb Global Solutions Europe B.V.	Netherlands

Climb Channel Solutions EMEA B.V.	Netherlands

Climb Global Solutions (Canada), Inc.	Canada

Climb Global Solutions Holdings UK Limited	England and Wales

Climb Global Solutions Limited	England and Wales

Data Solutions Holdings Limited	Ireland

Climb Global Solutions EMEA Ireland Limited	Ireland

Data Solutions Distributions Limited	England and Wales

Climb Channel Solutions GmbH	Germany

Climb Global Solutions (Pty) Limited	South Africa